06040675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________.

Commission file number: 001-15773

NBC CAPITAL CORPORATION
SALARY REDUCTION THRIFT PLAN
(Full title of the Plan)

NBC CAPITAL CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

301 East Main Street
Starkville, MS 39759
(Address of principal executive offices and zip code)

B

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

REQUIRED INFORMATION

All other schedules are omitted because there is not information to report.

B. Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

NBC CAPITAL CORPORATION
SALARY REDUCTION THRIFT PLAN

Date: June 26, 2006

Richard T. Haston
Richard T. Haston
Plan Administrator

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2005 AND 2004

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

TABLE OF CONTENTS

All other schedules are omitted because there is no information to report.

T. E. Lott & Company

A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

ALABAMA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
MISSISSIPPI SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
REGISTERED WITH PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBER OF CENTER FOR PUBLIC COMPANY AUDIT FIRMS
MEMBER OF CENTER FOR EMPLOYEE BENEFIT PLAN AUDIT QUALITY
PRIVATE COMPANIES PRACTICE SECTION

T. E. LOTT, CPA (1926-1971)
T. E. LOTT, JR., CPA
OLIVER L. PHILLIPS, JR., CPA
CHARLES M. HAWKINS, CPA, CBA
JOHN F. PRINCE, CPA
NELLAH F. TAYLOR, CPA
JEFFRY H. READ, CPA
THOMAS J. BUCKLEY, CPA
VIVIAN L. YEATMAN, CPA
BOBBY G. SHAW, CPA, CBA
DEBBY H. GRAY, CPA, CPC
CLAYTON H. RICHARDSON, III, CPA, CVA
J. MICHAEL PRINCE, CPA
MARK A. VICKERS, CPA
DAVIS C. KELLY, CPA, CSEP
J. H. KENNEDY, JR., CPA
SAMUEL A. BRAY, CPA
FRANK F. GRAY, CPA
STEWART R. GREENE, CPA
LESLIE W. WOOD, CPA
LAWRENCE E. WILSON, CPA
SANDRA D. REYNOLDS, CPA
LOUISE L. CHAPPELL, CPA
DAVID C. NEUMANN, CPA, CBA
MICHAEL S. HANSON, CPA

COLUMBUS OFFICE:
221 NORTH SEVENTH STREET
P.O. BOX 471
COLUMBUS, MISSISSIPPI 39703-0471
TELEPHONE (662) 328-5387
FAX (662) 329-4993

STARKVILLE OFFICE:
106 B SOUTH WASHINGTON STREET
P.O. BOX 80282
STARKVILLE, MISSISSIPPI 39759-0282
TELEPHONE (662) 323-1234
FAX (662) 323-1284

TUSCALOOSA OFFICE:
2422 12TH STREET
TUSCALOOSA, ALABAMA 35401
TELEPHONE (205) 759-4195
FAX (205) 759-1018

WEB: www.telott.com
E-MAIL: info@telott.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NBC Capital Corporation
Employee Benefits Plan Committee
Columbus, Mississippi

We have audited the accompanying statements of net assets available for benefits of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2005 and 2004, and for the years then ended present fairly, in all material respects, the net assets available for benefits of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2005 and 2004, and changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2005 and 2004, were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements for the years ended December 31, 2005 and 2004, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

T. E. Lott & Company

Columbus, Mississippi
June 5, 2006

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Investments, at fair value (Note C):		
Participant directed	$13,669,274	$13,341,333
Participant notes receivable	263,510	210,668
	13,932,784	13,552,001
Receivables:		
Employer's contributions	18,453	31,836
Employees' contributions	50,883	88,898
	69,336	120,734
Total Assets	14,002,120	13,672,735
LIABILITIES	-	-
Net Assets Available for Benefits	$14,002,120	$13,672,735

The accompanying notes are an integral part of these statements.

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 and 2004

	2005	2004
ADDITIONS TO NET ASSETS		
Investment income:		
Net appreciation in fair value of investments (Note C)	$ 439,915	$ 677,452
Interest	13,090	11,823
Dividends	64,684	63,932
Net gain (loss) on sale of assets	(29,006)	180,266
	488,683	933,473
Contributions:		
Employer	468,476	477,607
Participants	1,271,935	1,248,578
Rollovers	39,278	932,271
	1,779,689	2,658,456
Total additions to net assets	2,268,372	3,591,929
DEDUCTIONS FROM NET ASSETS		
Benefit payments and distributions	1,862,593	909,431
Administrative expenses	76,394	62,139
Total deductions from net assets	1,938,987	971,570
Net increase	329,385	2,620,359
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	13,672,735	11,052,376
End of year	$14,002,120	$13,672,735

The accompanying notes are an integral part of these statements.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the NBC Capital Corporation Salary Reduction Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of the NBC Capital Corporation and certain other associated companies (the Companies) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute not less than 1% nor more than 50% of compensation. The Companies contribute 50% of the first 6% of compensation deferred; however, for participants with 20 or more years of service, such matching contribution shall equal 75% of the first 6% of compensation deferred. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct their account balance into various investment options offered by the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Companies' contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

(Continued)

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at prime plus one and one-quarter percent. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his/her account or monthly installments for a period not to exceed his/her life expectancy or the life expectancy of the participant and his/her spouse.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company and/or with forfeitures from the plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes thereon, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis.

Forfeitures

Forfeitures are either used to offset plan expenses or are allocated based on each participant's compensation. At December 31, 2005 and 2004, there were forfeitures pending in the amounts of $-0- and $55, respectively.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2005 and 2004, are as follows:

	December 31, 2005	December 31, 2004
Investments at Fair Value:		
NBC Capital Corporation, 65,010 and 61,881 shares, respectively	$ 1,546,594	$ 1,644,189
Principal High Quality Short-Term Bond Separate Account, 83,417 and 99,905 units, respectively	1,197,496	1,407,392
Principal Large Cap Stock Index Separate Account, 40,318 and 49,579 units, respectively	1,898,214	2,231,894
Principal Money Market Separate Account, 18,523 and 21,626 units, respectively	839,779	954,029
Principal Bond and Mortgage Separate Account, -0- and 1,023, respectively	---	734,543

NOTE C - INVESTMENTS (Continued)

	December 31, 2005	December 31, 2004
Investments at Fair Value (Continued):		
Vanguard Short-Term Federal Fund Separate Account, 70,391 and –0- units, respectively	$ 722,208	$ ---
American Century Value Investment Fund 164,022 and 150,705 units, respectively	1,139,957	1,113,711
T Rowe Price Equity Income Fund, 42,565 and 35,531 units, respectively	1,103,284	944,786
Russell Lifepoints Balanced Strategy, 56,418 and 76,040 units, respectively	823,362	1,041,479
Fidelity Advisor Mid Cap I Fund, 35,163 and -0- units, respectively	868,178	---

During 2005 and 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $439,915 and $ 677,452, as follows:

Net Change in Fair Value

Investments at Fair Value:	Years Ended December 31, 2005	Years Ended December 31, 2004
Employer securities	$ (151,672)	$ (6,681)
Registered investment companies	251,644	223,343
Pooled separate accounts	338,855	459,990
Guaranteed interest	1,088	800
Net change in fair value	$ 439,915	$ 677,452

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balances.

NOTE E - TAX STATUS

The Plan obtained its latest determination letter on April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE F - RELATED PARTY TRANSACTIONS

Cadence Bank, NA is the trustee of the Plan. Investments in pooled separate accounts as of December 31, 2005, are managed by Principal Financial Group, the custodian of these Plan assets.

NOTE G – CONCENTRATION OF CREDIT RISK

The Plan's concentration of financial risk consists primarily of investments and any risks associated with the Company's operations.

The Plan maintains investments in registered investment companies that mitigate financial risk through diversification. The Company is concentrated in a specific industry of geographical area that carries with it certain risks, and is therefore subject to the general and market risks applicable to all investors. The Plan Administrator does not believe these concentrations make the Plan vulnerable to other than normal market risk as of the financial statement date.

SUPPLEMENTAL INFORMATION

NBC CAPITAL CORPORATION
SALARY REDUCTION THRIFT PLAN
EIN 64-0156695 PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)
DECEMBER 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Guaranteed Interest Contract	**	$ 106,951
*	Principal Life Insurance Company	Pooled Separate Accounts Principal High Quality Short-Term Bond Separate Account	**	1,197,497
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Money Market Sep Acct	**	839,779
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Bond & Mortgage Sep Acct	**	696,204
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Large Cap Stock Index Sep Acct	**	1,898,214
*	Principal Life Insurance Company	Pooled Separate Accounts Principal US Property Sep Acct	**	605,328
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Aggressive Strategy	**	207,972
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Balanced Strategy	**	823,362
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Conservative Strategy	**	126,48
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Equity Agg. Strategy	**	140,39

NBC CAPITAL CORPORATION
SALARY REDUCTION THRIFT PLAN
EIN 64-0156695 PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)
DECEMBER 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Moderate Strategy	**	110,709
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Partners Large Cap Growth Separate Acct	**	148,546
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Partners Small Cap Value Separate Acct	**	444,629
*	American Century Investments	Registered Investment Co. American Century Value Fund	**	1,139,957
*	T. Rowe Price Funds	Registered Investment Co. T. Rowe Price Equity-Income Fund	**	1,103,28[illegible]
*	Fidelity Investments	Registered Investment Co. Fidelity Advisor Mid Cap Fund	**	868,17
*	T. Rowe Price Funds	Registered Investment Co. T. Rowe Price Science & Technology	**	106,76
*	Vanguard Funds	Registered Investment Co. Vanguard Explorer	**	459,39
*	Putnam Investments	Registered Investment Co. Putnam International Equity A	**	376,8[illegible]

NBC CAPITAL CORPORATION
SALARY REDUCTION THRIFT PLAN
EIN 64-0156695 PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)
DECEMBER 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	NBC Capital Corporation	Employer Security NBC Stock	**	1,546,594
*	Participant Loans	Range of Interest Rates range from 5.25% to 10.75%	**	263,510
*	Vanguard Group	Registered Investment Co. Vanguard Short-Term Federal Fund	**	722,208
				$ 13,932,784

* Denotes Party-In-Interest
** Cost information has been omitted for participant-directed investments

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Commission File Number 333-75054) pertaining to the NBC Capital Corporation Salary Reduction Thrift Plan our report dated June 5, 2006, relating to the financial statements and schedules of the NBC Capital Corporation Salary Reduction Thrift Plan for the plan years ending December 31, 2005 and 2004 included in this Annual Report on Form 11-K.

T. E. Lott & Company

T. E. Lott & Company

Columbus, Mississippi
June 26, 2006